Corporate Presentation September 2019 EXHIBIT 99.2

Forward-Looking Statements This presentation may contain forward-looking statements, including statements regarding the safety and efficacy of our drug product candidates and the manufacturing methods used to manufacture these drug product candidates; statements concerning the ongoing and planned clinical development of our drug product candidates, including the timing of trials, enrollment, data readouts and presentations; the clinical and commercial potential of CYAD-01 and CYAD-101 and the adequacy of Celyad’s financial resources; the clinical and commercial potential of technology platforms; Celyad’s financial condition, results of operation and business outlook; and Celyad’s expected cash burn. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. In particular it should be noted that the data summarized above are preliminary in nature. There is limited data concerning safety and clinical activity following treatment with our drug product candidates. These results may not be repeated or observed in ongoing or future studies involving our drug product candidates. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug product for our clinical trials; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of our drug products in the United States and Europe and subsequent commercial success of our drug products, which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved; the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to maintain and enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing therapies and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its most recent Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Clinical-stage Biopharmaceutical Company Focused on the Development of CAR-T Therapies Lead candidate is autologous CAR-T therapy, CYAD-01, which leverages the natural killer receptor, NKG2D, currently in Phase 1 trial for the treatment of r/r AML and MDS First-in-class, non-gene edited allogeneic TIM technology/NKG2D-based CAR-T candidate CYAD-101 currently in Phase 1 trial for the treatment of mCRC Developing novel, non-gene edited allogeneic platform based on shRNA technology with three preclinical candidates from CYAD-200 series targeting BCMA, CD19 and NKG2D/undisclosed membrane protein “All-in-One Vector” approach provides flexibility and versatility to design novel CAR-T therapies Expertise in cell therapy manufacturing with in-house centralized GMP facility and logistical capabilities supporting global CAR-T cell therapy clinical trials Robust intellectual property position with respect to NKG2D receptor-based and allogeneic CAR-Ts CAR-T: Chimeric Antigen Receptor T-cell; AML: Acute myeloid leukemia; mCRC: Metastatic colorectal cancer; BCMA: B-Cell Maturation Antigen; MDS: Myelodysplastic syndrome; r/r: relapsed/refractory; TIM: T cell Inhibitory Molecule.

Continuing the Advancement of CAR-T Therapies Accelerate the clinical development program for autologous NKG2D-based CAR-T therapies for the treatment of r/r AML and focus on path to commercialization Today Tomorrow Beyond Leverage our innovative allogeneic approaches including TIM for CYAD-101, novel shRNA platform for CYAD-200 series and broad allogeneic IP to become a leading player in the field “Crack the code” in solid tumors with an NKG2D-based CAR-T therapy through well-established and novel combination regimens to pursue multiple indications

Celyad

# Advancing CAR-T Therapy Pipeline

| | Product | Target | Study | Design | Preclinical / IND Submission / Phase 1 |
|---|---|---|---|---|---|
| | CYAD-01 | NKG2D | THINK | *Standalone w/o Preconditioning* | Hematological malignancies and Solid tumors |
| | | | THINK Cohort 10/11 | *Schedule optimization w/o Preconditioning* | r/r AML / MDS |
| | | | DEPLETHINK | *Preconditioning with CyFlu* | r/r AML / MDS |
| | | | THINK CyFlu | *Preconditioning with CyFlu* | mCRC |
| | | | SHRINK | *Concurrent with FOLFOX* | mCRC |
| | CYAD-02 | NKG2D | | | |
| | CYAD-03 | NKG2D | | | |
| ALLOGENEIC | CYAD-101 | NKG2D | alloSHRINK | *Concurrent with FOLFOX* | mCRC |
| | CYAD-211 | BCMA | | | MM |
| | CYAD-221 | CD19 | | | B-cell malignancies |
| | CYAD-231 | NKG2D x Undisclosed | | | |

AML: Acute myeloid leukemia; mCRC: Metastatic colorectal cancer; MDS: Myelodysplastic syndrome; MM: Multiple myeloma; r/r: relapse/refractory.
CyFlu: cyclophosphamide and fludarabine; FOLFOX: leucovorin, fluorouracil, and oxaliplatin.

5

Background on NKG2D Receptor

Development of Novel NKG2D-based CAR-T NKG2D is an activating receptor expressed on natural killer (NK) cells which plays an important role in protection against infection and cancer The receptor binds to eight stress induced ligands including: MICA, MICB, ULBPs 1-6 NKG2D ligands are absent or expressed at low levels in normal tissues Expression of NKG2D ligands: Overview of NKG2D Receptor Pancreatic: 90% Triple negative breast: 100% Acute myeloid leukemia: 100% Colorectal: 100% Ovarian: 84% The binding of eight ligands by the NKG2D receptor provides an opportunity to target a broad range of cancers with the novel CAR-T therapy, CYAD-01 NKG2D Receptor DAP10 Costimulatory domain CD3ζ CYAD-01 Source: Company data

NKG2D AML / MDS Program

Celyad

# Interim Analysis from THINK Trial Demonstrates Clinical Activity of CYAD-01 Without Preconditioning Chemotherapy



Change in Bone Marrow Blast Count from Baseline (%)
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
102-506
202-505
SD
SD
202-511
202-512
Anti-leukemic activity observed
SD
SD
CRh
CRi
CRi
mCR
202-506 (2)
101-502
202-501
101-501
102-505
102-507 (1)
DL-1
DL-2
DL-3

- *Clinical activity observed across all three dose levels of CYAD-01*
- *Potential induction of PR post-hematological relapse following second cycle of CYAD-01 in patient 202-506* (2)
- *Bone marrow blasts show no loss of NKG2D ligand expression following treatment with CYAD-01*

Interim results as of January 4, 2019.
CRh: Complete response with partial hematological recovery; CRi: Complete response with incomplete marrow recovery; mCR: Marrow complete response; PR: Partial response; SD: Stable disease; DL: Dose-Limiting.
(1) Patient 102-507 had relapsing MDS with refractory anemia with excess blasts (RAEB).
(2) Patient 202-506 achieved relevant bone marrow blast decrease following second cycle of CYAD-01 without preconditioning chemotherapy (not shown).

9

r/r AML/MDS Program – Summary of Ongoing Trials CR: Complete response including CRh (Complete response with partial hematological recovery) or CRi (Complete response with incomplete marrow recovery); SD: Stable disease. First three injections of CYAD-01 separated by one-week intervals, while the second cycle of three injections of CYAD-01 separated by two-week intervals. Patients presenting no signs of progression are eligible to receive a second cycle of three CYAD-01 injections without preconditioning. In June 2019, the Food and Drug Administration and Federal Agency for Medicines and Health Products accepted proposal to utilize the OptimAb manufacturing process with CYAD-01 program. In July 2019, one patient was treated with CYAD-01 produced with mAb manufacturing process but died thereafter rapidly due to the progression of AML in the patient.

Recent Developments for r/r AML and MDS Program CyFlu: Cyclophosphamide and fludarabine; FDA: U.S. Food and Drug Administration; FAMHP: Federal Agency for Medicines and Health Products. IND: Investigational New Application. Submitted Chemistry, Manufacturing, and Control (CMC) amendments related to CYAD-01’s current IND to the FDA and FAMHP In June 2019, the FDA and FAMHP accepted proposal to utilize the OptimAb manufacturing process with CYAD-01 program Plan to treat first patient with the CYAD-01 OptimAb manufacturing process in cohort 3 of the DEPLETHINK trial by September 2019 Initial clinical data from cohort 3 of the DEPLETHINK trial are expected by year-end 2019 Additional results from patients dosed with OptimAb manufactured product from cohorts 3 and 4 are anticipated in first half 2020 CYAD-01 OptimAb Next-Generation CYAD-02 In June 2019, the FDA accepted the IND application for CYAD-02 CYAD-02 leverages Horizon Discovery’s shRNA SMARTvector technology to target the NKG2D ligands, MICA and MICB, which translates to an encouraging increase in vitro proliferation, in vivo engraftment and anti-tumor activity Utilizes OptimAb manufacturing process Phase 1 dose-escalation trial evaluating the safety and clinical activity of CYAD-02 following preconditioning with CyFlu chemotherapy expected to begin in early 2020 Preliminary data from the Phase 1 trial are expected by mid-2020

Highlights of OptimAb Manufacturing Process for r/r AML and MDS Program OptimAb process drives improved survival in an aggressive AML model, where CYAD-01 dose is titrated for minimal activity Enriches for T-cells with Memory-like Phenotype OptimAb manufacturing process maintains an earlier memory phenotype, with higher percentage of central memory cells compared to previous mAb manufacturing process Improved In vivo Anti-tumor Activity Time (Days) Percent survival

NKG2D Solid Tumor Program

Celyad

# mCRC Program – Summary of Clinical Data

| | THINK | THINK CyFlu | SHRINK | alloSHRINK (1) | | |
|---|---|---|---|---|---|---|
| Product *(Target)* | CYAD-01 *(NKG2D)* | CYAD-01 *(NKG2D)* | CYAD-01 *(NKG2D)* | CYAD-101 *(NKG2D)* | | |
| Monotherapy | ✓ | | | | | |
| Preconditioning | | ✓ (CyFlu) | | | | |
| Combination | | | ✓ (FOLFOX) | ✓ (FOLFOX) | | |
| Autologous | ✓ | ✓ | ✓ | | | |
| Allogeneic | | | | ✓ | | |
| Number of injections | 3 | 1 | 3 | 3 | | |
| Dose(s) | $3x10^8$, $1x10^9$, $3x10^9$ | $3x10^8$ | $1x10^8$, $3x10^8$, $1x10^9$ | $1x10^8$ | $3x10^8$ | $1x10^9$ |
| Patients | N=11 | N=3 | N=9 | N=3 | N=3 | N=9 |
| Data | ▪ Generally well-tolerated<br>▪ 27% SD in mCRC | ▪ Generally well-tolerated<br>▪ Translational data suggest an improvement in cell engraftment<br>▪ 1 SD | ▪ Concurrent treatment with FOLFOX generally well-tolerated<br>▪ Neoadjuvant patients: 1 PR and 2 SD based on RECIST<br>▪ Refractory patients: 4 SD | ▪ No GvHD in first two dose cohorts (N=6)<br>▪ Generally well-tolerated<br>▪ 1 PR and 3 SD based on RECIST | | ▪ Enrollment ongoing with data expected by YE:2019 |

PR: Partial response; SD: Stable disease; RECIST: Response Evaluation Criteria in Solid Tumors.
(1) alloSHRINK trial enrolling patients with unresectable metastatic colorectal cancer, refractory to FOLFOX chemotherapy.

14

# CYAD-101 – First Non-gene Edited Allogeneic CAR-T Leveraging TIM-mediated Inhibition of TCR Signaling for the Treatment of Solid Tumors



CYAD-101
Endogenous TCR/CD3 complex
TCRα TCRβ
CD3ε CD3γ
CD3δ CD3ε
Extracellular
Intracellular
ITAM
CD3ζ CD3ζ
TIM-incorporating TCR/CD3 complex
TIM TIM
NKG2D CAR
DAP10
DAP10
ITAM

*The expression of TIM results in the competitive inhibition of CD3ζ and reduces signalling of the TCR complex leading to the potential reduction or elimination of GvHD in patients treated with CYAD-101*

- *Additional results from the ongoing Phase 1 alloSHRINK trial (1) are expected by year-end 2019*

TIM: T cell Inhibitory Molecule; TCR: T-cell receptor; GvHD: Graft versus Host Disease.
(1) alloSHRINK: CYAD-101 administered concurrently with standard of care FOLFOX chemotherapy for the treatment of patients with unresectable mCRC (NCT03692429).

15

CYAD-200 Series – Novel, Allogeneic CAR-Ts

Celyad Targets CD3ζ to Generate Allogeneic T-cells CD3ζ is the rate-limiting factor to the TCR complex moving to the cell surface and an attractive target (i.e. shRNA, TIM) TCR complex is responsible for GvHD Elimination of the TCR complex is necessary for creating allogeneic CAR-T therapies TCRα (TRAC) is a common target for gene edited approaches (i.e. CRISPR-Cas9, TALENs, ZFNs) TIM: T cell Inhibitory Molecule; TCR: T-cell receptor; GvHD: Graft versus Host Disease; shRNA: short hairpin RNA; TRAC: T Cell Receptor Alpha Constant; TALEN: Transcription Activator-Like Effector Nucleases; ZFN: Zinc Finger Nucleases.

Celyad

# Developing a Novel, Non-gene Edited Allogeneic CAR-T Platform Based on Horizon's shRNA SMARTvector Technology

horizon™
INSPIRED CELL SOLUTIONS

*Exclusive agreement with Horizon Discovery Group*

- Horizon's SMARTvector technology mimics endogenous mature microRNA
- shRNA allows knockdown of gene expression via RNA interference


Targeting sequence or active strand
Passenger strand
Pol II promoter
5'
3'
microRNA scaffold
Optimized for best insertion

## *Comparison of shRNA vs. Gene Editing*

*To compare in preclinical models the ability of shRNA to modulate the expression levels of the TCR complex from the cell surface of T-cells with that of gene editing technology, we developed a CRISPR-Cas9 control knockout of the CD3ζ to mimic our shRNA approach*

TCR: T-cell receptor; shRNA: short hairpin RNA.

A. Vermeulen et.al. *Development of the Dharmacon™ SMARTvector™ Lentiviral shRNA microRNA-adapted scaffold and algorithm for functional shRNAs* (2018).

18

Cell Surface TCR Complex Intensity of TCRα/β TCR Stimulation Assay shRNA targeting CD3ζ reduces TCR expression and cytokine response shRNA vs. CRISPR-Cas9: Equivalent Knockdown of TCR TCR: T-cell receptor; shRNA: short hairpin RNA.

Controlled GvHD of Allogeneic CAR Despite T Cell Expansion Survival Persistence ** Mann-Whitney U -Test p-value of 0.0017; **** Mann-Whitney U-Test p-value of <0.0001. Mean Weight No evidence of major weight loss – a typical characteristic of GvHD induction In vivo protection of GvHD similar to CRISPR-Cas9 knockout Persistence of T cells with shRNA superior to gene editing technologies 16 18 20 22 24 26 < 50% of animals alive -1 1 5 10 15 20 25 30 35 40 45 50 Days Weight (g) CTR (tCD19) (n=22) shRNA CD3z (n=23) CRISPR CD3z (n=17) 0 10 20 30 40 0 50 100 Days Percent survival CTR (tCD19) (n=22) shRNA CD3z (n=23) CRISPR CD3z (n=17) shRNA CD3z CRISPR CD3z Days Frequency of human T-cells (%) 0 7 21 28 34 54 14 0 20 30 10

Trio of Disruptive, First-in-Class, Non-Gene Edited Allogeneic CARs BCMA CAR-T for multiple myeloma Evaluate shRNA approach with validated target Potential best-in-class allogeneic approach given increased persistence vs. gene edited candidates Expected to enter the clinic by mid-2020 CYAD-211 CYAD-221 CYAD-231 CD19 CAR-T for B-cell malignancies Despite multiple marketed products for the treatment of B-cell malignancies, many patients fail to receive treatment given manufacturing challenges Expected to enter the clinic by late 2020 Dual specific NKG2D/Undisclosed CAR-T Currently evaluating multiple CARs / targets to pair with NKG2D receptor Expected to enter the clinic by first half 2021 CYAD-200 Series

Cell Therapy Manufacturing

Proprietary 11,000 sq. ft. facility 94% manufacturing success rate in 2018 vs. 75% in 2017 Capabilities Support Clinical Development and Future Product Launch Streamlined centralized logistics to supply both U.S. and E.U. Over 600 billion cells produced in 2018 33 Patients treated in 2018 vs. 16 in 2017 and 8 in 2016 Cryopreserved products

Strategy and Financials

Strong Intellectual Property In May 2017, Celyad granted Novartis a non-exclusive license for allogeneic TCR-deficient CAR-T cells patents related to two undisclosed targets Deal terms: Undisclosed upfront payment with $96 million in milestones plus royalties on commercial U.S. sales Celyad retains all rights to grant further licenses to the undisclosed targets Strategic Validation Key U.S. Patents Allogeneic T-Cell Technology (1) T-cell receptor deficient T-cell compositions Method of producing T-cell receptor deficient T-cells expressing a chimeric receptor Chimeric NK receptor and methods for treating cancer (2) Granted U.S. Patents: No. 9,181,527, No. 9,938,497, No. 9,957,480, No. 9,663,763, No. 9,822,340 and No. 9,821,011. Granted U.S. Patent: No. 9,273,283.

Upcoming Milestones First Half 2020 CYAD-01 in r/r AML: Enrollment of first patient in cohort 3 of DEPLETHINK trial with OptimAb manufacturing process CYAD-101 in mCRC: Additional data from alloSHRINK trial CYAD-01 in r/r AML: Results from cohort 11 of THINK trial as well as cohort 3 from DEPLETHINK trial * CYAD-01 in r/r AML: Initial OptimAb data from cohort 3 of DEPLETHINK trial CYAD-02 in r/r AML: Initiation of Phase 1 dose-escalation trial CYAD-01 in r/r AML: Report additional OptimAb data from cohorts 3 and 4 of DEPLETHINK trial CYAD-211: Submission of IND application for shRNA-based allogeneic BCMA CAR-T therapy for the treatment of patients with multiple myeloma Second Half 2019 CYAD-02 in r/r AML: Preliminary data from Phase 1 trial CYAD-221: Submission of IND application for shRNA-based allogeneic CD-19 CAR-T therapy for the treatment of patients with B-cell malignancies Second Half 2020 * Cohort 11 of THINK Schedule Optimization and first three patients of Cohort 3 of DEPLETHINK trials utilize mAb manufacturing process.

Financial Snapshot Cash, cash equivalents and short-term investments: €33.7 million ($38.3 million) as of second quarter ended June 30, 2019 Current cash expected to support the company’s activities into mid-2020 Basic Shares Outstanding: 11.9 million Ticker: Nasdaq (CYAD) and Euronext Brussels & Paris (CYAD.BR)